UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2010

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of registrant’s name into English)

Plaza San Nicolás 4
48005-Bilbao
Spain
(Address of principal executive offices)

Javier Malagón Navas
Paseo de la Castellana, 81
28046 Madrid
Spain
Telephone number +34 91 537 7000
Fax number +34 91 537 6766
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K consists of an Underwriting Agreement among BANCO BILBAO VIZCAYA ARGENTARIA, S.A., MORGAN STANLEY & CO. INTERNATIONAL PLC, GOLDMAN SACHS INTERNATIONAL, CITIGROUP GLOBAL MARKETS LIMITED, CREDIT SUISSE SECURITIES (EUROPE) LIMITED, J.P. MORGAN SECURITIES LTD., NOMURA INTERNATIONAL PLC, SOCIÉTÉ GÉNÉRALE and UBS LIMITED, dated October 30, 2010, which appears as an exhibit hereto and is incorporated into this Form 6-K as if set forth in full herein. This Underwriting Agreement is filed herewith as an exhibit to the Registration Statement of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. on Form F-3 filed on June 28, 2010 (File No. 333-167820).

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Exhibit No.	Description of Exhibit
1.1
Underwriting Agreement among BANCO BILBAO VIZCAYA ARGENTARIA, S.A., MORGAN STANLEY & CO. INTERNATIONAL PLC, GOLDMAN SACHS INTERNATIONAL, CITIGROUP GLOBAL MARKETS LIMITED, CREDIT SUISSE SECURITIES (EUROPE) LIMITED, J.P. MORGAN SECURITIES LTD., NOMURA INTERNATIONAL PLC, SOCIÉTÉ GÉNÉRALE and UBS LIMITED, dated October 30, 2010.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (File No. 333-167820) of Banco Bilbao Vizcaya Argentaria, S.A. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

UNDERWRITING AND DISTRIBUTION AGREEMENT

FOR THE CAPITAL INCREASE WITH PREFERENTIAL SUBSCRIPTION

RIGHTS FOR CASH VALUE OF 5,059,758,312 EUROS,

THROUGH THE ISSUANCE OF 749,593,824 ORDINARY SHARES OF

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
as Issuer, Joint Global Coordinator and Agent

MORGAN STANLEY & CO. INTERNATIONAL PLC and GOLDMAN SACHS INTERNATIONAL, as Joint Global Coordinators and Joint Bookrunners

and

CITIGROUP GLOBAL MARKETS LIMITED, CREDIT SUISSE SECURITIES (EUROPE) LIMITED, J.P. MORGAN SECURITIES LTD., NOMURA INTERNATIONAL PLC, SOCIÉTÉ GÉNÉRALE and UBS LIMITED, as Joint Bookrunners

Madrid, October 30, 2010

CONTENTS

PARTIES		1

WITNESSETH		2

CLAUSES		7

1.	SUBJECT MATTER	7

	1.1. PLACEMENT, PRE-FUNDING AND UNDERWRITING COMMITMENT	7
	1.2. SUBUNDERWRITING	8
	1.3. UNDERWRITING PRICE	10
	1.4. DISTRIBUTION	10
	1.5. SEVERAL NATURE OF THE OBLIGATIONS	11
	1.6. CONDITIONS PRECEDENT	11

2.	PROCEDURE FOR PLACEMENT OF THE CAPITAL INCREASE	12

	2.1. PROCEDURE	12
	2.2. PAYMENT AND SETTLEMENT	14
	2.3. DELIVERY OF THE NEW SHARES	16

3.	FEES	17

	3.1. UNDERWRITING AND SELLING FEE	17
	3.2. PAYMENT OF FEES	17
	3.3. ASSIGNMENT OF FEES	17

4.	COMPLIANCE WITH OBLIGATIONS UNDER THE LEGISLATION OF OTHER COUNTRIES
		17
5.	REPRESENTATIONS AND WARRANTIES OF BBVA	19

	5.1. REPRESENTATIONS	19
	5.2. CONTINUED VALIDITY OF THE REPRESENTATIONS AND WARRANTIES	25

6.	OTHER OBLIGATIONS OF THE PARTIES	25

	6.1. OTHER OBLIGATIONS OF BBVA	25
	6.2. OTHER OBLIGATIONS OF THE JOINT BOOKRUNNERS	27

7.	INDEMNIFICATION	29

	7.1. INDEMNIFICATION BY BBVA	29
	7.2. INDEMNIFICATION BY THE JOINT BOOKRUNNERS	29
	7.3. CONTRACTUAL LIABILITY OF THE PARTIES	29
	7.4. INDEMNIFICATION PROCEDURE	30
	7.5. CONTRIBUTION	31
	7.6. DEFAULT INTEREST	33

8.	TERMINATION OF THE UNDERWRITING COMMITMENT	33

	8.1. FORCE MAJEURE	33
	8.2. TERMINATION EVENTS	34
	8.3. CONSEQUENCES OF TERMINATION OF THIS AGREEMENT	34

9.	EXPENSES	35

10.	TAXES	36

( i )

11.	CONDITION SUBSEQUENT	36

12.	NOTICES	36

13.	ENTIRE AGREEMENT	37

14.	JURISDICTION	37

15.	GOVERNING LAW	37

16.	EXECUTION	37

SCHEDULE 1. INFORMATION SUPPLIED TO BBVA BY THE JOINT BOOKRUNNERS FOR INCLUSION IN THE OFFERING DOCUMENTS	49

SCHEDULE 2. ADDRESSES FOR PURPOSES OF NOTICES	50

( ii )

Done in Madrid, on this day October 30, 2010 by and between the following

PARTIES

I.
Of one part: BANCO BILBAO VIZCAYA ARGENTARIA, S.A., with registered office in Bilbao, Spain, at Plaza de San Nicolás 4, 48005, and holding taxpayer identification number A-48265169, as issuer (hereinafter, “BBVA” or the “Bank”).

II.	And of another part:

(i)
MORGAN STANLEY & CO. INTERNATIONAL PLC, with registered office in London, England at 25 Cabot Square, Canary Wharf, London, E14 4QA, and holding company number 02068222, acting as joint global coordinator and joint bookrunner (hereinafter “Morgan Stanley”);

(ii)
GOLDMAN SACHS INTERNATIONAL, with registered office in London, England at Peterborough Court, 133 Fleet Street, London EC4A 2BB, and holding company number 2263951, acting as joint global coordinator and joint bookrunner (hereinafter “Goldman Sachs International”);

(iii)
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., with registered office in Bilbao, Spain, at Plaza de San Nicolás 4, 48005, and holding taxpayer identification number A-48265169, acting as joint global coordinator (hereinafter “BBVA JGC”);

(iv)
CITIGROUP GLOBAL MARKETS LIMITED, with registered office in Citigroup Centre, Canada Square, Canary Wharf, London E14 5 LB, and holding company registration number 1763297, acting as joint bookrunner (hereinafter “Citi”);

(v)
CREDIT SUISSE SECURITIES (EUROPE) LIMITED, with registered office in One Cabot Square, London E14 4QJ, United Kingdom, and holding company number 891554, acting as joint bookrunner (hereinafter “Credit Suisse”);

(vi)
J.P. MORGAN SECURITIES LTD., with registered office in London, England, at 125 London Wall, London, EC2Y 5AJ, and holding company registration number 2711006, acting as joint bookrunner (hereinafter “JP Morgan”);

(vii)	NOMURA INTERNATIONAL PLC, with registered office at Nomura House, 1 St Martin’s-le-Grand, London, EC1A 4NP, and holding registration number 1550505, acting as joint bookrunner (hereinafter “Nomura”);

(viii)
SOCIÉTÉ GÉNÉRALE, with registered office in 29 Boulevard Haussmann, 75009 Paris, France, and with French tax identification number B 552 120 222, acting as joint bookrunner (hereinafter “Société Générale”);

(ix)	UBS LIMITED, with registered office in 1 Finsbury Avenue, London EC2M 2PP, United Kingdom, and holding company registration number 2035362, acting as joint bookrunner (hereinafter “UBS”); and

(x)
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., with registered office in Bilbao, Spain, at Plaza de San Nicolás 4, 48005, and holding taxpayer identification number A-48265169, acting as agent (hereinafter, the “Agent”);

Hereinafter, Morgan Stanley, Goldman Sachs International, and BBVA JGC will be referred to collectively for the purposes of this Agreement as the “Joint Global Coordinators” and Morgan Stanley, Goldman Sachs International, Citi, Credit Suisse, JP Morgan, Nomura, Société Générale and UBS as the “Joint Bookrunners”.

The persons acting for and on behalf of BBVA, BBVA JGC, each of the Joint Bookrunners and the Agent, whose powers they declare to be sufficient and validly in effect, are those identified and signing at the end of this Agreement.

Capitalized terms not defined in the body of this Agreement will have the meaning attributed to them in the Spanish Prospectus (as defined below), unless otherwise indicated.

WITNESSETH

I.
Whereas BBVA is a public limited company (sociedad anónima) validly formed and existing under Spanish law, incorporated in a deed executed on January 25, 2000 before Vizcaya notary public José María Arriola Arana. BBVA is registered in the Commercial Registry of Vizcaya (Spain), on book 3858, folio 1, page no. BI-17-A, 1035 adaptation entry.

II.
Whereas the shareholders of BBVA in their Annual General Meeting held on March 13, 2009, resolved, under item Five of the Agenda, to authorize the Board of Directors of BBVA so that the Board (or, by delegation, the Executive Committee) could resolve, pursuant to the provisions of article 153.1.b) of the Ley de Sociedades Anónimas (replaced by article 297.1.b) of the Spanish Public Limited Companies Act (Ley de Sociedades de Capital)), and within five years after the date of the said Annual General Meeting, to carry out one or more capital increases for a maximum nominal amount of 50% of the share capital of BBVA at such date which represents 918,252,434.6 euros, through the issuance of new shares, with or without an issue premium and with or without voting rights, in consideration for cash contributions, with authority to set the terms and conditions of the capital increase and the characteristics of the shares and establish that, in case of incomplete subscription, the capital be increased solely by the amount of the subscriptions made and amend the article of the articles of association regarding share capital.

III.
Whereas the Board of Directors of BBVA is expected, pursuant to the authorization mentioned in the preceding Recital II, to approve at its meeting to be held on November 1, 2010, a capital increase (the “Capital Increase”), in the aggregate amount of 5,059,758,312 euros (367,300,973.76 euros of share capital and 4,692,457,338.24 euros of issuance premium) by means of the issuance and flotation of 749,593,824 new common shares of BBVA, of forty nine euro cents (0.49) nominal value each, of the same class and series as those currently outstanding and represented by book entries (the “New Shares” or the “Underwritten Shares”). It is expected that the New Shares will be issued with an issue premium of 6.26 euros per New Share, representing an issue price of 6.75 euros per New Share (hereinafter, the “Subscription Price”). Further, it is expected that the Board of Directors will recognize the preferential subscription right of BBVA shareholders over the New Shares, in the ratio of 1 New Share for every 5 outstanding shares of BBVA, and provide expressly for the possibility of incomplete subscription and delegate the necessary powers to Messrs. Manuel González Cid, Pedro Urresti and Ignacio Echevarria Soriano, with the express power of delegation, in order that any of them, acting severally, may carry out all such acts as may be required for the completion of the foregoing resolution and the subsequent amendment of Article 5 of BBVA’s articles of association regarding capital.

IV.
Whereas BBVA has a share registration document (the “Registration Document”) approved and registered with the official registry of the Spanish National Securities Market Commission ( Comisión Nacional del Mercado de Valores; hereinafter, the “CNMV”) as of June 17, 2010. The share securities note (hereinafter, the “Securities Note”) and the summary of the Capital Increase are pending approval and registration. CNMV’s registration of the Securities Note and the summary is expected to take place on November 2 or November 3, 2010. The Registration Document, the Securities Note and the summary, together with their annexes, supplements and documents incorporated therein by reference, will be collectively referred to hereinafter as the “Spanish Prospectus”.

Whereas BBVA will request from the CNMV, as the competent authority in Spain, once the Spanish Prospectus is approved and registered with the official registry of the CNMV, to provide a certificate of such approval and a copy of said document, together with the English translation of the summary of the Capital Increase referred to above to the competent authorities of the United Kingdom in accordance with the regulations applicable to cross-border offers and admission to trading set out in the Spanish legislation and in the regulations of the foregoing jurisdictions implementing Directive 2003/71/EC of the European Parliament and of the Council, of November 4, 2003, on the prospectus to be published when securities are offered to the public or admitted to trading.

Finally, BBVA filed with the U.S. Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form F-3 (File No. 333-167820) on June 28, 2010, relating to the securities (the “Shelf Securities”), including the rights to subscribe for ordinary shares of BBVA and the New Shares, to be issued from time to time by BBVA (the “Registration Statement ”). The related prospectus covering the Shelf Securities is hereinafter referred to as the “Base Prospectus”.

The Base Prospectus, as supplemented by the prospectus supplement specifically relating to the offering of the New Shares pursuant to the Capital Increase (the “Prospectus Supplement”) which will be filed with the SEC no later than the date of commencement of the Preemptive Subscription Period (as defined below) or on another date as may be agreed by the parties hereto, is hereinafter referred to as the “U.S. Prospectus”. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and “Time of Sale Prospectus” means the U.S. Prospectus together with the free writing prospectuses, if any. As used herein, the terms “Registration Statement,” “Base Prospectus,” “Time of Sale Prospectus” and “U.S. Prospectus” shall include the documents, if any, incorporated by reference therein. The terms “supplement ” and “amendment” as used herein with respect to the Registration Statement, the Base Prospectus, the Time of Sale Prospectus, the U.S. Prospectus or any free writing prospectus shall include all documents subsequently filed by BBVA with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein.

Hereinafter, the documents cited in the foregoing paragraphs will be referred to collectively as the “Offering Documents”.

V.
Whereas the subscription period for the Capital Increase will begin on the first calendar day following the publication of the official notice of the Capital Increase in the Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil; “BORME”) and will comprise the following phases described in the Spanish Prospectus:

(i)	Preemptive Subscription Period and period for requesting Additional Shares:

The preferential subscription rights with respect to the New Shares will be granted to the BBVA shareholders of record in the book-entry records of the securities registration, clearing and settlement service known as Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (hereinafter, “Iberclear”) at 11:59 p.m. Madrid time on the day of publication of the notice of the Capital Increase in the BORME (hereinafter, the “Shareholders of Record”). Publication of the said notice is expected to take place on November 3 or November 4, 2010.

The Shareholders of Record who have not transferred their preferential subscription rights to the New Shares during the Preemptive Subscription Period (as defined below) may exercise their preferential subscription rights during a period that will commence on the first calendar day following the date of publication of the notice of the Capital Increase in the BORME and end no earlier than the 15th calendar day thereafter and no later than the 16th calendar day thereafter (the “Preemptive Subscription Period”). The Preemptive Subscription Period is not extendible. The Preemptive Subscription Period is expected to start on or after November 4 and end on November 19, 2010.

Furthermore, during the Preemptive Subscription Period, any Shareholder of Record may transfer its preferential subscription rights to others. Other investors apart from the Shareholders of Record (the “Investors”) may acquire preferential subscription rights in the market in the required proportion (that is, five preferential subscription rights for every New Share) and subscribe for the corresponding New Shares. Unexercised preferential subscription rights will expire at the end of the Preemptive Subscription Period without value.

The orders placed for exercise of preferential subscription rights of the New Shares will be deemed firm, unconditional and irrevocable (except as set forth below).

During the Preemptive Subscription Period, Shareholders of Record and/or Investors that have exercised all of their rights may, in addition and on a firm, unconditional and irrevocable basis (except as set forth below), request to subscribe for additional New Shares at the Subscription Price (“Additional Shares”) provided that at the end of the Preemptive Subscription Period there are New Shares that have not been subscribed for in exercise of the preferential subscription rights (hereinafter, the “Surplus Shares”) and, therefore, the entire amount of the Capital Increase has not been covered.

Notwithstanding the above, if the Spanish Prospectus were to be supplemented by a prospectus supplement pursuant to Section 40.1.f of Royal Decree 1310/2005, of November 4, 2005, upon the occurrence of any of the events set forth in Section 22 thereof, subscriptions for New Shares and requests to subscribe for Additional Shares made prior to the publication of such prospectus supplement may be revoked during a period which extension shall be fixed by BBVA in the relevant prospectus supplement and shall not have less than two (2) trading days (as defined below) following the publication of such prospectus supplement.

In no event will the Shareholders of Record and/or Investors be allocated more New Shares than they request. The allocation of Additional Shares is subject to the existence of Surplus Shares after the exercise of preferential subscription rights during the Preemptive Subscription Period.

(ii)	Additional Shares Allocation Period:

In the event that at the end of the Preemptive Subscription Period there are Surplus Shares, a procedure for allocating Additional Shares will be commenced whereby Surplus Shares will be allocated amongst the Shareholders of Record and/or the Investors who have, in each case, fully exercised their respective preferential subscription rights and requested to subscribe for Additional Shares on the terms and with the limits described in the Securities Note. The allocation of Additional Shares will take place beginning on the fourth trading day (as defined below) following the end of the Preemptive Subscription Period and shall end at the time of the delivery of the Agent’s Notice (as defined below) described below (hereinafter, the “Additional Shares Allocation Period”) . The allocation of Additional Shares is expected to begin on November 25, 2010.

Unless expressly stated otherwise, all references to trading days in this Agreement are to trading days on the Automated Quotation System — Continuous Market (Sistema de Interconexión Bursátil — Mercado Continuo) of the Spanish Stock Exchanges (as defined below) (the “Automated Quotation System”) and all references to business days are to business days in Spain.

(iii)	Discretionary Shares Allocation Period:

In the event that the New Shares subscribed for during the Preemptive Subscription Period, together with the Additional Shares requested by the subscribers, are not sufficient to cover all of the New Shares subject to the Capital Increase (such difference between the total New Shares and the sum of those subscribed in the Preemptive Subscription Period and the Additional Shares Allocation Period will hereinafter be referred to as the “Discretionary Shares”), the Agent shall, no later than 11:00 a.m. (Madrid, Spain time) on the fifth trading day following the end of the Preemptive Subscription Period, give notice thereof to BBVA and to the Joint Global Coordinators setting forth the number of Discretionary Shares (the “Agent’s Notice”) and, unless otherwise determined by the Joint Global Coordinators (excluding BBVA JGC) following consultation with BBVA, there will thereafter promptly begin a period for discretionary allocation of the Discretionary Shares among (i) qualified institutional buyers (“QIBs”) in the United States, as defined in Rule 144A promulgated under the Securities Act, (ii) qualified investors in Spain, as defined in Section 39 of Royal Decree 1310/2005 of November 4, 2005, and (iii) qualified investors resident in jurisdictions outside of Spain and outside of the United States such that according to the regulations of any such jurisdiction, the offer and sale of the Discretionary Shares do not require registration or approval, other than those expressly envisaged in Recital IV of this Agreement concerning the Offering Documents (the qualified investors described in subclauses (i), (ii) and (iii) above, “qualified institutional investors”).

Except as otherwise provided herein, such period shall have a duration of two (2) trading days, starting upon the date of delivery of the Agent’s Notice and ending on the following trading day (hereinafter, the “Discretionary Shares Allocation Period”). It is expected that the Discretionary Shares Allocation Period, if any, will take place between November 26 and November 29, 2010.

During the Discretionary Shares Allocation Period, if any, the Joint Bookrunners will carry on active promotion and dissemination activities to obtain proposals to subscribe for Discretionary Shares from qualified institutional investors. The Joint Bookrunners will use their reasonable efforts, in accordance with market practice in rights offerings, to obtain from qualified institutional investors proposals to subscribe for Discretionary Shares with a view to presenting BBVA a book of proposals to subscribe for Discretionary Shares at the Subscription Price.

BBVA and the Joint Global Coordinators may jointly agree to terminate the Discretionary Shares Allocation Period, if any, at any time prior to its end, provided that the Capital Increase has been fully subscribed.

In the event that at the end of the Discretionary Shares Allocation Period, if any, there are Discretionary Shares that have not been subscribed by qualified institutional investors, or if the Joint Global Coordinators (excluding BBVA JGC) following consultation with BBVA shall have determined not to commence the Discretionary Shares Allocation Period, the Joint Bookrunners shall subscribe for and pay in the total number of Discretionary Shares not so taken up, or all of the Discretionary Shares, as the case may be, at the Subscription Price, all in compliance with their respective Underwriting Commitments (as defined below) and subject to the terms and conditions set forth in this Agreement.

VI.
Whereas the Bank hereby appoints Morgan Stanley, Goldman Sachs International and BBVA JGC, as Joint Global Coordinators of the Capital Increase in order to manage the execution of the Capital Increase and Morgan Stanley, Goldman Sachs International, Citi, Credit Suisse, JP Morgan, Nomura, Société Générale and UBS as Joint Bookrunners, such that, subject to the provisions of this Agreement and in the percentages indicated below, the Joint Bookrunners underwrite the New Shares and thus undertake to subscribe for those which are not taken up in the Preemptive Subscription Period, in the Additional Shares Allocation Period or in the Discretionary Shares Allocation Period.

VII.
Whereas the Joint Bookrunners are interested in promoting the placement of the New Shares and in acquiring the Underwritten Shares which, if applicable, have not been placed, in the percentages, terms and conditions set forth further below.

VIII.
Wherefore, in order to carry the foregoing into effect and to regulate their contractual relations, the parties have decided to enter into this Agreement for distribution and underwriting of the Capital Increase (the “Agreement”), which will be governed by the provisions laid down in the following

CLAUSES

1.   SUBJECT MATTER

1.1.  Placement, Pre-funding and Underwriting Commitment

The Joint Bookrunners undertake to promote the placement of the Underwritten Shares on the terms provided in this Agreement.

During the Discretionary Shares Allocation Period, if any, the Joint Bookrunners will carry on the placement through active promotion and dissemination activities to obtain proposals to subscribe for Discretionary Shares from qualified institutional investors. Moreover:

(a)
In the event that at the end of the Discretionary Shares Allocation Period, if any, 100% of the Discretionary Shares have been placed, the Joint Bookrunners undertake to pre-fund at the Subscription Price 100% of the Discretionary Shares that have been placed by the Joint Bookrunners during the Discretionary Shares Allocation Period, all on the terms laid down in Clause 2.2. below.

(b)
In the event that at the end of the Discretionary Shares Allocation Period, if any, the sum of New Shares acquired by Shareholders of Record and by Investors in the Preemptive Subscription Period and in the Additional Shares Allocation Period and, if applicable, by qualified institutional investors in the Discretionary Shares Allocation Period is less than the total number of New Shares, the Joint Bookrunners undertake to: (i) pre-fund at the Subscription Price 100% of the Discretionary Shares that were placed by the Joint Bookrunners during the Discretionary Shares Allocation Period, if any, and (ii) subscribe and pay, in their own name, at the Subscription Price, for the New Shares whose subscription fall to them in discharge of their respective Underwriting Commitments, for the amount and in the proportion indicated in Clause 1.4 hereof.

(c)
If the Joint Global Coordinators following consultation with BBVA shall have determined not to commence the Discretionary Shares Allocation Period, the Joint Bookrunners undertake to subscribe and pay, in their own name, at the Subscription Price, all of the Discretionary Shares in discharge of their respective Underwriting Commitments, for the amount and in the proportion indicated in Clause 1.4 hereof, all on the terms laid down in Clause 2.2 below.

1.2.  Subunderwriting

During the 48-hour period following the public announcement of the Capital Increase (the “Subunderwriting Period”) it is expected that the Joint Global Coordinators (excluding BBVA JGC), on behalf of the Joint Bookrunners, shall subunderwrite up to a maximum of 30% of the Total Underwriting Commitment (as defined below) with one or more Eligible Subunderwriters (as defined below) in accordance with the terms set forth in this Clause 1.2:

(i)
BBVA shall, by 12:00 noon (Madrid, Spain time) on the day prior to the public announcement of the Capital Increase, provide the Joint Global Coordinators (excluding BBVA JGC) with a list of up to fifteen (15) Spanish and international financial institutions to be contacted by the Joint Global Coordinators (excluding BBVA JGC) for purposes of subunderwriting a portion of the Total Underwriting Commitment (the “Eligible Subunderwriters”);

(ii)
The Joint Global Coordinators (excluding BBVA JGC) shall, by 5:00 p.m. (Madrid, Spain time) on such date, notify BBVA if they reasonably determine, in good faith, following consultation with BBVA, that it is impracticable for an Eligible Subunderwriter notified by BBVA pursuant to Clause 1.2(i) above to subunderwrite a portion of the Total Underwriting Commitment due to the counterparty risk represented by such Eligible Subunderwriter (an “Excluded Subunderwriter”, and the Eligible Subunderwriters, other than any Excluded Subunderwriter, the “Expected Subunderwriters”);

(iii)
The Joint Global Coordinators (excluding BBVA JGC), on behalf of the Joint Bookrunners, shall, during the Subunderwriting Period, use reasonable efforts to enter into one or more subunderwriting agreements (each, a “Subunderwriting Agreement” and together the “Subunderwriting Agreements”) with the Expected Subunderwriters in respect of up to 30% of the Total Underwriting Commitment. Any Expected Subunderwriter which enters into a Subunderwriting Agreement is herein referred to as a “Subunderwriter”. Each Subunderwriting Agreement shall (i) be in respect of a maximum of 37,479,691 New Shares to be subunderwritten by each such Subunderwriter, unless otherwise consented to in writing by BBVA (the “Subunderwriting Amount”), (ii) provide that the Joint Global Coordinators (excluding BBVA JGC), on behalf of the Joint Bookrunners, will assign each such Subunderwriter an underwriting and selling fee such that the aggregate of such underwriting and selling fees is equal to 1.25% of the aggregate Subunderwriting Amounts, (iii) prohibit any further subunderwriting by such Subunderwriter and any hedging or similar arrangements in respect of BBVA’s ordinary shares or the New Shares (except to the extent any such activities would be permitted to be undertaken by a Joint Bookrunner under Clause 6.2 below); and (iv) contain such other terms and conditions that the Joint Global Coordinators (excluding BBVA JGC), on behalf of the Joint Bookrunners, shall determine;

(iv)
Each Joint Bookrunner agrees that, if one or more Subunderwriting Agreements are entered into by the Joint Global Coordinators (excluding BBVA JGC), on behalf of the Joint Bookrunners, the aggregate Subunderwriting Amounts provided for therein shall be applied, pro rata, by the Joint Global Coordinators (excluding BBVA JGC), on behalf of the Joint Bookrunners, pursuant to such agreement among Joint Bookrunners or similar agreements entered into by the Joint Bookrunners, in proportion to the Joint Bookrunners’ respective share in the Total Underwriting Commitment;

(v)
If the Expected Subunderwriters wish to enter into one or more Subunderwriting Agreements with aggregate Subunderwriting Amounts totaling greater than 30% of the Total Underwriting Commitment, the Joint Global Coordinators (excluding BBVA JGC), on behalf of the Joint Bookrunners, shall reduce, pro rata, in proportion to the Subunderwriters respective proposed Subunderwriting Amounts, the aggregate Subunderwriting Amounts to be subunderwritten by the Subunderwriters so that the aggregate Subunderwriting Amounts of all of the Subunderwriters is no greater than 30% of the Total Underwriting Commitment;

(vi)
The Joint Global Coordinators (excluding BBVA JGC), on behalf of the Joint Bookrunners, shall procure that the Subunderwriters comply with the provisions of Clause 4 and the trading restrictions contemplated in Clause 6.2 hereof;

(vii)	Nothing in this Clause will, under any circumstances, exonerate the Joint Bookrunners from their obligations and undertakings assumed under this

Agreement, including with respect to any Subunderwriting Amount. Each Joint Bookrunner will be responsible in proportion to the Joint Bookrunners’ respective share in the Total Underwriting Commitment for any losses and damages caused to BBVA by the Subunderwriters in the performance of their activities as Subunderwriters.

Each Joint Bookrunner agrees not to (i) subunderwrite New Shares except with an Eligible Subunderwriter and in accordance with this Clause 1.2, (ii) subunderwrite New Shares after the expiration of the Subunderwriting Period, except with the express written consent of BBVA, and (iii) enter into any hedging or similar arrangements in respect of BBVA’s ordinary shares or the New Shares expect as permitted by this Agreement.

1.3.  Underwriting Price

The underwriting price is equal to the Subscription Price, that is, 6.75 euros per New Share (hereinafter, the “Underwriting Price”).

1.4.  Distribution

The number of Underwritten Shares which will be underwritten by each Joint Bookrunner (the “Underwriting Commitment”) and their share in the aggregate Underwriting Commitment of all the Joint Bookrunners (the “Total Underwriting Commitment”) are as indicated in the following table:

	Underwritten Shares
Joint Bookrunner	(number)	(%)

Morgan Stanley & Co. International plc	108,130,245	14.425%
Goldman Sachs International	108,130,245	14.425%
Citigroup Global Markets Limited	88,888,889	11.858%
Credit Suisse Securities (Europe) Limited	88,888,889	11.858%
J.P. Morgan Securities Ltd.	88,888,889	11.858%
Nomura International plc	88,888,889	11.858%
Société Générale	88,888,889	11.858%
UBS Limited Limited	88,888,889	11.858%
Total Underwriting Commitment	749,593,824	100%

The Underwriting Commitment of each Joint Bookrunner in proportion to its share in the Total Underwriting Commitment will be reduced by the number of New Shares subscribed in the Preemptive Subscription Period, in the Additional Shares Allocation Period and in the Discretionary Shares Allocation Period, without prejudice to their pre-funding obligations in respect of the Pre-funded Shares (as defined below).

Accordingly, in the event the number of New Shares subscribed in the three periods is equal to 100% of the New Shares, the Joint Bookrunners will be released from their underwriting obligations, but not their pre-funding obligations in respect of the Pre-funded Shares (as defined below).

1.5.  Several nature of the obligations

All obligations of the Joint Bookrunners hereunder, including the Underwriting Commitments, are several in nature (“mancomunadas”).

Without prejudice to the foregoing, in the event of non-fulfillment of the Underwriting Commitment assumed hereunder by any Joint Bookrunner, the other Joint Bookrunners will be required to jointly assume the underwriting of the New Shares corresponding to the defaulting Joint Bookrunner, up to a limit of 25% of the Total Underwriting Commitment and in proportion to their respective Underwriting Commitments.

A Joint Bookrunner that is late in performing its obligation to release to BBVA the sum thereby payable under its Underwriting Commitment will be obliged to pay to BBVA the default interest covenanted in Clause 7.6 below.

The defaulting Joint Bookrunner shall not collect any underwriting and selling fees and the fees to which it would have been entitled will be distributed amongst the Joint Bookrunners that have complied with their obligations in proportion to their respective Underwriting Commitments to the extent that those fees result from the obligations of the defaulting Joint Bookrunner consequently assumed by the rest of the Joint Bookrunners as stated above.

1.6.  Conditions Precedent

The underwriting and pre-funding commitments undertaken by the Joint Bookrunners pursuant to this Agreement are subject to fulfillment of the following conditions precedent on the Closing Date (as defined in Clause 2.2 below):

(a)
The delivery by BBVA to the Joint Bookrunners of a certificate signed by an executive officer of BBVA and dated as of the Closing Date to the effect that (i) the representations and warranties of BBVA contained in this Agreement are true and correct (in all material respects, in the case of those representations and warranties not separately qualified by materiality), as of the Closing Date, (ii) BBVA has complied in all material respects with all of the obligations and materially satisfied all of the conditions undertaken on its part to be performed or satisfied under this Agreement on or before the Closing Date, and (iii) no order suspending the use of the Offering Documents or the effectiveness of the Registration Statement has been issued in Spain, the United States of America or the United Kingdom and, to the knowledge of BBVA, no proceedings for that purpose have been instituted or are pending;

(b)
The delivery by Davis Polk & Wardwell LLP, U.S. counsel to BBVA, to the Joint Bookrunners of legal opinions and U.S. 10b-5 disclosure letters reasonably satisfactory to the Joint Global Coordinators and dated as of the date of filing with the SEC of the Prospectus Supplement and as of the Closing Date;

(c)	The delivery by Sidley Austin LLP, U.S. counsel to the Joint Bookrunners, to the Joint Bookrunners of legal opinions and U.S. 10b-5 disclosure letters reasonably satisfactory to the Joint Global Coordinators and dated as of the date of filing with the SEC of the Prospectus Supplement and as of the Closing Date;

(d)
The delivery by J&A Garrigues S.L.P., Spanish counsel to BBVA, to the Joint Bookrunners of legal opinions reasonably satisfactory to the Joint Global Coordinators and dated as of the date of filing with the SEC of the Prospectus Supplement and as of the Closing Date;

(e)
The delivery by Deloitte, S.L., auditors to BBVA, to the Joint Bookrunners of letters reasonably satisfactory to the Joint Global Coordinators containing statements and information of the type ordinarily included in accountants’ SAS 72 and SAS 72 “look-alike” “comfort letters” with respect to the financial statements, changes in financial line items and certain financial information contained in the U.S. Prospectus and the Spanish Prospectus and dated as of the date of filing with the SEC of the Prospectus Supplement and as of the Closing Date; and

(f)	The delivery by BBVA of the no-opposition letter by the Bank of Spain to the Capital Increase.

2.   PROCEDURE FOR PLACEMENT OF THE CAPITAL INCREASE

The timetable and procedure for the placement and payment of the Capital Increase will be as set out in the Securities Note and in the notice of the Capital Increase, which will determine the definitive dates in view of the approval and registration of the Securities Note by the CNMV and publication of the notice of the Capital Increase in the BORME. Consequently, if there is any inconsistency between the procedure established in the Securities Note and what is provided below, the provisions of the Securities Note will prevail.

Subject to the above, BBVA and the Joint Bookrunners agree that the procedure for placement and underwriting in the Discretionary Shares Allocation Period will be governed by the following provisions:

2.1.  Procedure

In the event that the New Shares subscribed during the Preemptive Subscription Period, together with the Additional Shares requested by the subscribers, are not sufficient to cover all of the New Shares of the Capital Increase, the Agent shall, no later than 11:00 a.m. (Madrid, Spain time) on the fifth trading day following the end of the Preemptive Subscription Period, deliver the Agent’s Notice to BBVA and the Joint Global Coordinators and, unless otherwise determined by the Joint Global Coordinators (excluding BBVA JGC) following consultation with BBVA, there will thereafter promptly begin the Discretionary Shares Allocation Period. Such period will have a maximum duration of two (2) trading days, starting upon the date of delivery of the Agent’s Notice and ending on the following trading day; provided, however, that BBVA and the Joint Global Coordinators (excluding BBVA JGC) may jointly agree to terminate the Discretionary Shares Allocation Period, if any, at any time prior to its end, provided that the Capital Increase has been fully subscribed. If the Discretionary Shares

Allocation Period is opened, BBVA shall so inform the CNMV by means of a price-sensitive information notice (hecho relevante).

During the Discretionary Shares Allocation Period, if any, the Joint Bookrunners will carry on active promotion and dissemination activities to obtain proposals to subscribe for Discretionary Shares from qualified institutional investors. The Joint Bookrunners will use their reasonable efforts, in accordance with market practice in rights offerings, to obtain from qualified institutional investors proposals to subscribe for Discretionary Shares with a view to presenting BBVA a book of proposals to subscribe for Discretionary Shares at the Subscription Price. Such book shall be provided to BBVA from time to time during the Discretionary Shares Allocation Period at BBVA’s request.

During the Discretionary Shares Allocation Period, if any, those persons who have the status of qualified institutional investors (as defined in Recital V of this Agreement), may submit proposals to any of the Joint Bookrunners to subscribe for Discretionary Shares. The subscription proposals must be firm, unconditional and irrevocable (except as provided in Clause 8.3 below) and shall include the number of Discretionary Shares that each investor is willing to subscribe at the Subscription Price. The Joint Bookrunners receiving proposals to subscribe for Discretionary Shares must communicate on behalf of the submitting parties the total volume of Discretionary Shares subscription proposals received by them to BBVA by the time indicated by BBVA.

The Bank, after hearing the opinion of the Joint Global Coordinators, shall evaluate the subscription proposals received during the Discretionary Shares Allocation Period, if any, applying standards of quality and stability of the investment, and may accept in whole or in part, or reject any of the subscription proposals, at its sole discretion and without the need for any justification, but acting in good faith, so that no unjustified discrimination occurs between proposals with the same ranking and characteristics. Notwithstanding the foregoing, the Bank may not reject subscription proposals if this entails the Joint Bookrunners having to fulfill their respective Underwriting Commitments.

The Bank shall give notice of the definitive allocation of the Discretionary Shares to the Agent no later than 23:59 hours (Madrid, Spain time) on the last day of the Discretionary Shares Allocation Period, if any. The Agent, in turn, shall immediately communicate such allocation to the Joint Bookrunners.

The Joint Bookrunners undertake to pre-fund 100% of the Discretionary Shares placed during the Discretionary Shares Allocation Period as indicated in Clause 1 above.

The Underwriting Commitment, if applicable, will be fulfilled by means of submission by the relevant Joint Bookrunner at the end of the Discretionary Shares Allocation Period, in its own name or in the name of a company directly or indirectly controlled thereby, being the Joint Bookrunner joint and several obligor with that company, of an irrevocable subscription proposal for Underwritten Shares at the Subscription Price in proportion to its respective Underwriting Commitment, as provided in Clause 1 above.

Furthermore, the Joint Bookrunners shall send the Agent the electronic transmissions of files or, in default thereof, magnetic media containing the proposals for subscription of Discretionary Shares allocated, which must comply with the specifications of Annex 1 to Notebook number 61, distributed with Circular 1484 of the AEB, dated July 18, 2008, no later than 10:00 a.m. (Madrid, Spain time), on November 30, 2010.

As an exception to the above, if the Joint Global Coordinators (excluding BBVA JGC) following consultation with BBVA shall have determined not to commence the Discretionary Shares Allocation Period, the Joint Bookrunners shall subscribe directly the Discretionary Shares on the first day of the Discretionary Shares Allocation Period in proportion to their respective Underwriting Commitments at the Subscription Price, for placement among qualified institutional investors.

2.2.  Payment and settlement

Joint Bookrunners who receive subscription applications for the Discretionary Shares may require an advance of funds from applicants to secure payment of the price of the Discretionary Shares requested. If the subscription proposal is rejected, they must return to applicants the corresponding funds, free of any expenses or fees. In the event of partial selection of a subscription proposal, the return of funds will only affect the portion of such subscription proposal that has not been selected.

For operational reasons solely, and in order for the New Shares to be admitted to trading on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the “Spanish Stock Exchanges”) within as short a period as possible, prior to the execution and registration of the notarial deed evidencing the Capital Increase with the Commercial Registry and no later than 3:00 p.m. (Madrid, Spain time), on the sixth trading day after the expiration of the Preemptive Subscription Period (the “Closing Date”), the Joint Bookrunners, acting on behalf of the final allottees, shall advance the disbursement of the aggregate Subscription Price corresponding to the Discretionary Shares awarded during the Discretionary Shares Allocation Period, if any (in each case, the “Pre-funded Shares ”), in each case, in proportion to their respective Underwriting Commitments; and, if applicable, shall subscribe and pay, for their own account, for the Underwritten Shares they must subscribe for in discharge of their Underwriting Commitment as provided in Clause 1.1 above for the amount and in the proportion indicated in Clause 1.4 above.

Such disbursement shall be made same-day-value and in one or more transactions by means of one or more Funds Transfer Orders (Orden de Movimiento de Fondos or OMF). The total amount corresponding to the disbursement of the Pre-funded Shares and, as the case may be, to the disbursement of those New Shares the Joint Bookrunners must subscribe in discharge of their respective Underwriting Commitments, shall be deposited in a bank account opened in the name of BBVA with the Agent (the “Account”).

The Bank undertakes to freeze and not to use, access, release or grant any security interest in, or in any other way transfer, the amount deposited into the Account until the public deed of the Capital Increase has been registered with the Commercial Registry of Vizcaya.

The Bank will pay to the Joint Bookrunners interest on the funds disbursed in connection with the Pre-funded Shares until the third trading day following the date of assignment by Iberclear of registry references for the New Shares, as stipulated in this Clause (which will be calculated by taking the EONIA as interest rate, that is, the benchmark rate for the European money market, as agreed and prevailing from time to time, under the sponsorship of the European Banking Federation and the Financial Markets Association for overnight euro deposits, incremented by any tax or surcharge levied or which may in the future be levied on operations of this type, plus the brokerage expenses or any other type of charges applicable thereto).

Upon disbursement of the Capital Increase and the issuance of the certificate or certificates evidencing the deposit of the funds corresponding to the Subscription Price of all of the New Shares that have been subscribed, BBVA shall file a price-sensitive information notice (hecho relevante) with the CNMV on the Closing Date declaring that the Capital Increase has been subscribed and completed, and BBVA shall proceed to execute the corresponding notarial deed evidencing the Capital Increase for subsequent submission for registration with the Commercial Registry of Vizcaya.

Once such registration has been obtained (which is expected to take place on the first trading day following the Closing Date), the deed evidencing the Capital Increase shall be delivered to the CNMV, to Iberclear and to the Spanish Stock Exchanges. In addition, BBVA undertakes to thereupon request the admission to trading of the New Shares on the Spanish Stock Exchanges and on the Automated Quotation System. Initially and temporarily, Iberclear will allocate to each of the Joint Bookrunners the corresponding registry references in respect of the Pre-funded Shares paid in, where such is the case, by each of them.

Immediately after this allocation, the Joint Bookrunners will transfer the Pre-funded Shares that they have subscribed and paid in on behalf of the final allottees of such shares to such allottees by means of a special transaction (hereinafter, the “Special Transaction”). The Special Transaction is expected to be executed on the first trading day following the Closing Date.

Thereafter, the Agent, in cooperation with the Managing Company of the Madrid Stock Exchange, will take the steps set out below in order to be able to allocate the corresponding registry references in favor of such allottees through Iberclear.

The Joint Bookrunners must submit to the Agent the electronic transmissions of files or, in default thereof, magnetic tapes with details of the allottees in the Discretionary Shares Allocation Period, which must comply with the specifications of Annex 1 to Notebook number 61, distributed with Circular 1484 of the AEB, dated July 18, 2008, no later than 10:00 a.m. (Madrid, Spain time), on November 30, 2010.

For such purpose, the Agent shall communicate to Iberclear, through the Spanish Stock Exchanges, the information regarding the allottees, such that they are assigned the corresponding registry references in accordance with the information received from the Joint Bookrunners.

In order to execute the aforesaid Special Transaction, the Agent will ask Iberclear to exclude the possibility of total or partial rejection of the transfer of the Pre-funded Shares. Without prejudice to the above, and in the event Iberclear declines to exclude rejection, the Joint Bookrunners undertake, by virtue of this Agreement, not to make use of that possibility in settling the Special Transaction.

It is expected that the delivery of the notarial deed evidencing the Capital Increase to Iberclear and execution of the increase will take place on the first trading day following the Closing Date. In such case, admission to trading of the New Shares will take place on the second trading day following the Closing Date and the Special Transaction will be settled on the fourth trading day following the Closing Date.

Notwithstanding the foregoing, the periods set forth in this Clause might not be fulfilled, with the consequent delay in execution of the transactions described herein.

2.3.  Delivery of the New Shares

Each subscriber of the New Shares will be entitled to obtain from the Iberclear participant through which it has arranged the subscription a signed copy of the subscription bulletin with the content required by article 309 of the Spanish Public Limited Companies Act (Ley de Sociedades de Capital), within a maximum of one week after submitting subscription request.

The New Shares shall be recorded in Iberclear’s central registry after the Capital Increase has been registered with the Commercial Registry of Vizcaya.

On the same day of registration with the central registry maintained by Iberclear, the Iberclear participants will make the corresponding entries in their book-entry registries in favor of the investors that have subscribed for New Shares.

The new shareholders will be entitled to obtain from the Iberclear participants with which the New Shares are registered the ownership certificates corresponding to those shares in accordance with the provisions of Royal Decree 116/1992 of February 14. The Iberclear participants shall issue such ownership certificates before the end of the business day following the day on which such certificates are requested by the subscribers.

Following such registration, it is expected that the CNMV and the Spanish Stock Exchanges, through the Automated Quotation System, will admit the New Shares for trading. The New Shares are expected to be admitted to trading on the second trading day following the Closing Date.

The Special Transaction will in any event be settled on the third trading day following its execution (hereinafter, the “Settlement Date”). Therefore, if the Special Transaction is executed on November 30, 2010, the Settlement Date would be December 3, 2010.

Notwithstanding the above, the timing indicated above might not be fulfilled and, consequently, execution of the transactions described above could be delayed.

3.   FEES

3.1.  Underwriting and selling fee

The Bank will pay to the Joint Bookrunners, in consideration for their undertaking to procure subscribers and, failing which, subscribe and pay for the Underwritten Shares, an underwriting and selling fee of 1.75% of the Total Underwriting Price on a pro-rata basis according to each Joint Bookrunner’s share in the Total Underwriting Commitment; provided, however, that no fees shall be payable to the Joint Bookrunners by BBVA hereunder if the Agreement shall have been terminated pursuant to Clause 8.1 or Clause 8.2 except, in the case of a termination pursuant to Clause 8.1(i), the termination fee provided in Clause 9. For purposes of this Clause the “Total Underwriting Price” shall mean the result of multiplying the Total Underwriting Commitment by the Underwriting Price.

3.2.  Payment of fees

The fees mentioned above shall be paid by the Agent, acting on behalf of BBVA, to the recipients thereof on the next business day following the Settlement Date, same -day-value, once all the New Shares subscribed for in the Capital Increase have been fully paid in.

3.3.  Assignment of fees

The Joint Bookrunners shall not assign, in whole or in part, the aforementioned fees without BBVA’s prior written consent except to financial intermediaries in their group according to article 42 of the Spanish Commercial Code, their agents duly registered with the Bank of Spain, their representatives duly registered with the CNMV or any Subunderwriter engaged by them in accordance with Clause 1.2 above.

4.	COMPLIANCE WITH OBLIGATIONS UNDER THE LEGISLATION OF OTHER COUNTRIES

BBVA represents and warrants to the Joint Bookrunners and the Joint Bookrunners severally represent and warrant to BBVA that they have not offered or sold, nor will offer nor sell New Shares to be issued in the Capital Increase, nor have they carried on solicitation, placement or intermediation activities in respect of the New Shares to be issued in the Capital Increase in any jurisdiction in circumstances that involve or could involve breach of the applicable laws and regulations in such jurisdiction or the need to carry out any type of registration with the competent securities exchange authority for that purpose other than those that BBVA is planning to perform in the terms outlined in Recital IV.

Notwithstanding the foregoing, BBVA and each of the Joint Bookrunners severally make the representations and undertakes the commitments with respect to the following foreign jurisdictions involved in the Capital Increase as follows:

United Kingdom

It has not offered or sold and will not offer or sell any New Shares to persons in the United Kingdom prior to receipt of confirmation from the United Kingdom Financial Services Authority (“FSA”) that the Spanish Prospectus has been passported into the United Kingdom in accordance with section 87H of the Financial Services and Markets Act 2000 (“FSMA”) except to persons who come within the definition of “Qualified Investors” as defined in Directive 2003/71/EC (the “Prospectus Directive”), or otherwise in circumstances in which there is an exemption under the Prospectus Directive and/or applicable implementing legislation or regulations from the obligation to make available to the public an approved prospectus prior to the making of such offer and in any event will observe the selling restrictions set out in the Spanish Prospectus regarding the New Shares.

Whilst carrying out its obligations under this Agreement it will comply with the Listing Rules of the United Kingdom Listing Authority, the rules set forth in the Spanish Prospectus and the Disclosure and Transparency Rules of the FSA.

It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the New Shares in circumstances in which Section 21(1) of the FSMA does not apply to BBVA.

It has complied and will comply with all applicable provisions of the FSMA with respect to anything it does in relation to the New Shares in, from or otherwise involving the United Kingdom.

Other European Economic Area member states

In the European Economic Area in relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), it has not made and will not make an offer to the public of any New Shares in that Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any New Shares at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)         to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)         to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Joint Bookrunners for any such offer; or

(d)         in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of New Shares shall result in a requirement for the publication by BBVA of a prospectus pursuant to Article 3 of the Prospectus Directive; and

for the purposes of this provision, the expression an “offer to the public” in relation to any New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any New Shares to be offered so as to enable an investor to decide to purchase any New Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The United States of America

It will refrain from taking any action that would result in BBVA being required to file with the SEC, under Rule 433(d) of the Securities Act, a free writing prospectus that otherwise would not be required to be filed by BBVA thereunder, but for such action.

Mexico

It has not offered or sold and will not offer or sell any New Shares to persons in Mexico, except in circumstances in which there is an exemption under the applicable legislation or regulations from the obligation to make available to the public an approved prospectus prior to the making of such offer.

5.   REPRESENTATIONS AND WARRANTIES OF BBVA

5.1.  Representations

BBVA represents and warrants to each of the Joint Bookrunners that:

(i)
It meets the requirements for the use of Form F-3 and the Registration Statement and any post-effective amendment thereto filed on or prior to the date hereof, including the U.S. Prospectus, has been filed with the SEC in accordance with applicable regulations of the SEC under the Securities Act, and has been declared or has become effective under the Securities Act;

(ii)
No stop order suspending the effectiveness of the Registration Statement (as amended or supplemented) has been issued and no proceeding for that purpose has been initiated or threatened, and no order preventing or suspending the use of the U.S. Prospectus has been issued by the SEC;

(iii)	At such date and time as of which any part of the Registration Statement was declared effective by the SEC or has become effective, the Registration

Statement and the U.S. Prospectus conformed, in all material respects, to the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder; and neither the Registration Statement at such date and time as of which it was declared effective by the SEC or has become effective, nor the Offering Documents as of the respective dates thereof and as amended or supplemented as of the Closing Date, included or will include any untrue statement of a material fact or omitted or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to BBVA by or on behalf of any Joint Bookrunner expressly for use in such documents, it being understood and agreed that the only such information furnished by or on behalf of any Joint Bookrunner is that described in Schedule 1 hereto;

(iv)
Each document incorporated by reference in the U.S. Prospectus, when it became effective or was filed with the SEC, as the case may be, complied in all material respects with the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder, and none of such documents contained any untrue statement of any material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; any further documents so filed and incorporated by reference in the U.S. Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the SEC, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and will not contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to BBVA by or on behalf of any Joint Bookrunner expressly for use in such documents, it being understood and agreed that the only such information furnished by or on behalf of any Joint Bookrunner is that described in Schedule 1 hereto;

(v)
BBVA and each of its Significant Subsidiaries (as defined below) has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own, lease, license and operate its properties and conduct its business as described in the Offering Documents, as amended or supplemented. For the purposes of this Agreement, “Significant Subsidiaries” shall mean Compass Bancshares, Inc. and Grupo Financiero BBVA Bancomer, S.A. de C.V.;

(vi)
Prior to the subscription of the Capital Increase, BBVA has share capital of 1,836,504,869.29 euros, represented by 3,747,969,121 shares with a nominal value of 0.49 euros each, all of the same class and series;

(vii)
The issued and outstanding share capital of BBVA has been duly authorized and validly issued and is fully paid and non-assessable (i.e., will not subject any holder thereof to further calls or to personal liability to BBVA or any of its creditors by reason only of being such holder); none of the outstanding shares of BBVA was issued in violation of preemptive or other similar rights;

(viii)
The outstanding ordinary shares of BBVA are listed for trading on the Spanish Stock Exchanges through the Automated Quotation System. The outstanding ordinary shares of BBVA are also listed on the London and Mexico Stock Exchanges. BBVA’s outstanding ordinary shares in the form of American Depository Shares (ADSs) are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange by virtue of an exchange agreement entered into between these two exchanges;

(ix)
Except as disclosed in the Offering Documents, neither BBVA nor its subsidiaries have issued debentures or bonds exchangeable for shares of BBVA, warrants or any other similar instruments that may carry a right of subscription for shares of BBVA, except for any stock option plans in force;

(x)
Neither BBVA nor any of the Significant Subsidiaries is in violation of its respective charter or by-laws or in default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject, except such defaults that would not, individually or in the aggregate, result in a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of BBVA and BBVA’s subsidiaries, taken as a whole (“Material Adverse Effect”);

(xi)
The issue of the New Shares and performance by BBVA of the obligations arising under this Agreement will not result in a breach or violation of any of the terms and provisions of the charter or by-laws (or similar constitutive documents) of BBVA, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of BBVA pursuant to, the charter or by-laws (or similar constitutive documents) of BBVA, any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over BBVA or any of its properties, or any agreement or instrument to which BBVA is a party or by which BBVA is bound or to which any of the properties of BBVA is subject; except for any such breaches, violations or defaults that have not resulted and would not be reasonably likely to result in a Material Adverse Effect;

(xii)
The audited consolidated financial statements of BBVA for the financial years ended December 31, 2009, 2008 and 2007 included in the U.S. Prospectus, present fairly, in all material respects, the consolidated equity and consolidated financial position of BBVA and BBVA’s subsidiaries at those dates and the consolidated results of its operations, the changes in consolidated recognized income and expense and its consolidated cash flows for the financial years then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards as adopted by the European Union required to be applied under the Bank of Spain’s Circular 4/2004, which save as otherwise disclosed in such financial statements were applied on a consistent basis throughout these years;

(xiii)
The unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2010 included in the U.S. Prospectus were adequately prepared and presented, in all material respects, in conformity with International Financial Reporting Standards as adopted by the European Union required to be applied under the Bank of Spain’s Circular 4/2004. Such financial statements accurately present the consolidated equity and consolidated financial position of BBVA and BBVA’s subsidiaries at such date and the consolidated results of its operations, the changes in consolidated recognized income and expense and its consolidated cash flows for the financial periods then ended. The accounting policies and methods used in preparing such financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2009 included in the U.S. Prospectus;

(xiv)	Except as disclosed in the Offering Documents, since the end of the period covered by the latest financial statements included in the Offering Documents,
(i) there has been no change, nor any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of BBVA and BBVA’s subsidiaries, taken as a whole, that has resulted, or is likely to result, in a Material Adverse Effect and (ii) there has been no change in the capital stock, short-term indebtedness, long-term indebtedness, net current assets or net assets of BBVA and BBVA’s subsidiaries, taken as a whole, that has resulted, or is likely to result, in a Material Adverse Effect;

(xv)
BBVA has implemented and uses procedures that it reasonably believes are required by applicable regulations and by the Bank of Spain, to monitor, review, calculate, assess and maintain the sufficiency of its and its consolidated subsidiaries’ reserves in light of all the circumstances; BBVA calculates, reviews, assesses and estimates its and its regulated consolidated subsidiaries’ regulatory capital requirements, and it reasonably believes that its methodology in relation to its risk-based capital position and requirements is, in light of all the circumstances, fair and in accordance with applicable regulations in all material respects;

(xvi)	This Agreement has been duly authorized, executed and delivered by BBVA;

(xvii)
No action is required to be taken and no step is required to be taken or done (including without limitation the obtaining of any consent, approval, authorization, license, order, registration or qualification of or with any court or governmental agency or body or the making of any filing or registration) by

BBVA for the allocation, issue, offering, sale and transfer of the preferential subscription rights with respect to the New Shares, the sale of the New Shares or the consummation of the transactions contemplated in this Agreement, except for those which have been, or will on or prior to the first stock exchange trading day of the New Shares be, obtained and are, or will on such first stock exchange trading day be, in full force and effect;

(xviii)
Once the Board of Directors of BBVA approves the Capital Increase on November 1, 2010 on the terms described in Recital III above, the New Shares will have been duly authorized, and, when issued, delivered and paid for, the New Shares will have been duly executed, authenticated, issued and delivered by BBVA in accordance with Spanish law, will be fully paid and non-assessable and no holder thereof will be subject to personal liability by reason only of being such a holder; the New Shares will be consistent with the description thereof contained in the U.S. Prospectus;

(xix)
Neither BBVA nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf (other than any Joint Bookrunner, as to which no representation is made) has taken or will take, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to cause or result in, the stabilization in violation of applicable laws or manipulation of the price of any security of BBVA to facilitate the sale or resale of the New Shares;

(xx)
The statements of fact included in any roadshow presentation of BBVA in connection with the Capital Increase are consistent in all material respects with the Offering Documents, true and accurate in all material respects and are not misleading in any material respect.

(xxi)
BBVA is not, and after giving effect to the offering and sale of the New Shares and the application of the proceeds thereof, will not be, required to register as an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended;

(xxii)
The statements set forth in the Base Prospectus under the caption “Description of BBVA Ordinary Shares” insofar as they purport to constitute a summary of the terms of BBVA’s ordinary shares, in the Prospectus Supplement under the caption “The Offer” insofar as they purport to constitute a summary of the terms of the preferential subscription rights with respect to the New Shares, and under the caption “Taxation” in the Prospectus Supplement and “Spanish Tax Considerations” and “U.S. Tax Considerations – BBVA ADSs or Ordinary Shares” in the Base Prospectus, insofar as they purport to describe the provisions of the laws referred to therein, are accurate and complete in all material respects;

(xxiii)
Neither BBVA, any of the Significant Subsidiaries nor, to the knowledge of BBVA, any director, officer, agent or employee of BBVA or any of the Significant Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or any similar European Union, Spanish or Mexican legislation, and BBVA, each of the Significant Subsidiaries and, to the knowledge of BBVA, their respective affiliates have conducted their businesses in compliance with the FCPA and such European Union, Spanish and Mexican legislation and have instituted and maintain policies and procedures designed to ensure continued compliance therewith;

(xxiv)
Except as described in the U.S. Prospectus, BBVA and each of the Significant Subsidiaries maintain a system of controls and procedures reasonably designed to ensure that the operations of BBVA and each of the Significant Subsidiaries are conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the European Union, the Kingdom of Spain, the United States and each State thereof and the United Mexican States and the money laundering statutes and the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving BBVA or any Significant Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of BBVA, threatened;

(xxv)
Neither BBVA nor any of its subsidiaries is currently subject to sanctions in a material amount administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or any similar European, Spanish or Mexican, as applicable, sanctions administered by the European Union, Spain or the United Mexican States, as applicable; and BBVA will directly or indirectly use the proceeds of the Capital Increase so as not to contravene any OFAC or any similar European, Spanish or Mexican regulations that may be applicable to them;

(xxvi)
BBVA and each of BBVA’s subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and BBVA and each of BBVA’s subsidiaries’ internal controls over financial reporting are effective and neither BBVA nor any of its subsidiaries is aware of any material weakness in its internal controls over financial reporting;

(xxvii)	BBVA and each of BBVA’s subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act);

(xxviii)
Except as set forth in the Offering Documents (in each case, exclusive of any amendment or supplement thereto), no litigation, prosecution, investigation, arbitration or administrative proceeding involving BBVA, any of BBVA’s subsidiaries or any of their respective properties is pending, or, to the knowledge of BBVA, threatened, except to the extent that any such litigation, prosecution, investigation, arbitration or proceeding, if resolved unfavorably to BBVA, any of BBVA’s subsidiaries or any of their respective properties, would not, individually or in the aggregate, have a Material Adverse Effect; and

(xxix)
Deloitte, S.L., who have certified certain financial statements of BBVA, are independent public accountants in respect of BBVA as required by the Securities Act and the applicable rules and regulations of the SEC.

5.2.  Continued validity of the representations and warranties

The representations and warranties given by BBVA in this Agreement refer to the state of facts or circumstances to which they relate at the date and time this Agreement is signed, without prejudice to them being deemed to be repeated in respect of the facts or circumstances to which they relate as of the respective dates of the Spanish Prospectus, the Prospectus Supplement and any supplements thereto, the “Time of Sale” for the purposes of Rule 159 under the Securities Act (which shall be the day the Discretionary Shares Allocation Period ends) and on the trading day following the Closing Date.

6.   OTHER OBLIGATIONS OF THE PARTIES

6.1.  Other obligations of BBVA

Without prejudice to the rest of its obligations hereunder, BBVA undertakes to fulfill the obligations set out below, which are necessary for the successful outcome of the Capital Increase, as Issuer of the New Shares or Agent, as the case may be:

(i)	Carry out all actions required on its part for the issue and flotation of the New Shares on the terms set forth in the Spanish Prospectus.

(ii)
Comply with the Spanish Securities Market Act 24/1988, of July 28, and its implementing regulations on matters of public offerings for sale or subscription and admission to trading on official secondary markets, and, in particular: (a) comply with the obligations relating to the publication and release of the Spanish Prospectus and of the summary thereof; (b) comply with the publicity-related rules on offers of securities; (c) to register all such supplements and/or additional information to the Spanish Prospectus as may be necessary or required by the CNMV, which shall contain no information that could be considered false or inaccurate or omit material information. Likewise, BBVA will comply with the laws and regulations applicable in each of the foreign jurisdictions involved in the Capital Increase set out in Clause 4 above.

(iii)	Comply at all times with the rules regulating the setting, evolution and non-manipulation of securities exchange prices.

(iv)
Timely inform the Joint Bookrunners during the term of the Agreement of any significant event which becomes known to BBVA that is capable of having a Material Adverse Effect on BBVA, on the Capital Increase, on the accuracy of the representations and warranties given in this Agreement or on BBVA’s ability to fulfill the obligations assumed hereunder. This disclosure obligation will expire on the date of admission of the New Shares to trading on the Spanish Stock Exchanges.

(v)
Carry out all actions required on its part to process the application to have the New Shares admitted to trading in the Spanish Stock Exchanges, through the Automated Quotation System, making its best efforts to achieve such admission to trading as soon as possible and, to the extent reasonably practicable, no later than December 1, 2010.

(vi)	Give the necessary instructions to effect the Capital Increase on the terms set forth in the Securities Note and in this Agreement.

(vii)
Provide, to the extent reasonably practicable, the Joint Global Coordinators with drafts of any price-sensitive information notice (hecho relevante) or press release to be issued by BBVA in connection with the Capital Increase reasonably in advance of the issuance thereof.

(viii)	Provide the Joint Global Coordinators with drafts of any amendment or supplement to be made by BBVA to any Offering Document reasonably in advance of the filing or publication thereof.

(ix)
Furnish the Joint Bookrunners with copies of the U.S. Prospectus, as amended or supplemented, in such quantities as the Joint Global Coordinators (excluding BBVA JGC) may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required under the Securities Act at any time in connection with the offering or sale of the New Shares and if at such time any event shall have occurred as a result of which the U.S. Prospectus as then amended or supplemented would include any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such U.S. Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the U.S. Prospectus or the Registration Statement or to file under the Exchange Act any document incorporated by reference in the U.S. Prospectus in order to comply with the Securities Act or the Exchange Act, to notify the Joint Global Coordinators (excluding BBVA JGC) and upon their reasonable request to file such document and to prepare and furnish, without charge, to each Joint Bookrunner and to any dealer in securities as many copies as the Joint Global Coordinators (excluding BBVA JGC) may from time to time reasonably request of an amended U.S. Prospectus or a supplement to the U.S. Prospectus which will correct such statement or omission or effect such compliance.

(x)
BBVA undertakes, unless otherwise authorized by the Joint Global Coordinators (which authorization may not be unreasonably withheld or delayed) not to issue, offer, sell, agree to issue or sell or, in any other way, directly or indirectly dispose of, or perform any transaction that might have an economic effect similar to the issuance or sale, or the announcement of the issuance or sale, of shares of BBVA, securities that are convertible or exchangeable into shares of BBVA, warrants, or any other instruments that might give the right to subscribe or acquire shares of BBVA, including by means of derivative transactions, from the date of the Agreement until ninety (90) days following the date of the admission to trading of the New Shares on the Spanish Stock Exchanges.

Notwithstanding the foregoing, BBVA may, without the aforementioned authorization of the Joint Global Coordinators, announce or carry out (i) activities arising from transactions that form part of the liquidity, treasury ordinary market making or other securities and banking activities of BBVA, to the extent that such activities are in the ordinary course of business of BBVA and are consistent with the prior practices of BBVA; (ii) issuances of shares as dividends in respect of BBVA’s ordinary shares; (iii) issuances and/or deliveries of options and shares granted to employees or officers of BBVA or its subsidiaries or other persons pursuant to related compensation arrangements within the framework of compensation for such employees, officers or other persons (including those shares that, within the framework of such programs, are subscribed or acquired by financial entities), as well as shares that are issued as a result of the exercise of such options; (iv) issuances of shares in connection with the mandatory conversion of convertible securities outstanding as of the date hereof; (v) other issuances or deliveries of securities associated with strategic operations of the issuer, provided, in the latter case, that (a) the party receiving the shares assumes a lock-up commitment for the remaining period thereof or (b) the issuance or delivery of securities is in exchange for in-kind contributions; and (vi) transfers of shares between entities belonging to the same group (within the meaning of article 42 of the Spanish Commercial Code).

6.2.  Other obligations of the Joint Bookrunners

The Joint Bookrunners undertake, without prejudice to the rest of their obligations under the Agreement, to comply with the following obligations:

(i)	Comply with the legal provisions that are applicable to them in connection with the placement, including abiding by the legal restrictions referred to in Clause 4 above.

(ii)
Keep BBVA informed of any fact or circumstance, of which they have knowledge, that could arise during the life of the Agreement and which is of relevance for the successful outcome of the Capital Increase.

(iii)
Comply with all obligations that derive from the Spanish Prospectus that is registered with the CNMV and from the supplements thereto, and with the applicable laws and regulations in Spain and, in particular, with the rules of conduct contained in the Spanish Securities Market Act 24/1988, of July 28, as amended, in Royal Decree 217/2008, of February 15, as amended, and in Regulation (EC) 1287/2006 of the Commission, of August 10, which implements Directive 2004/39/EC of the European Parliament and the Council, of April 21, as well as with the laws and regulations applicable in the foreign jurisdictions involved in the Capital Increase.

(iv)
Refrain from providing persons other than the Joint Bookrunners and BBVA information on the demand existing in the Discretionary Shares Allocation Period or any other data relating to the progress of the Capital Increase.

(v)	Collaborate with BBVA and the Agent in taking such actions and providing such information as may be reasonably required to effect a successful outcome of the Capital Increase.

(vi)
Comply with their inherent obligations under the Agreement, in particular, in relation to submission of information and, if applicable, in the case of the Joint Bookrunners, with respect to the pre-funding, so that the admission to trading takes place on the date envisaged in the Securities Note.

In addition, the Joint Bookrunners undertake to abide by and cause their affiliates to abide by the following restrictions unless otherwise authorized by the Joint Global Coordinators and BBVA, from the date hereof through the sixth trading day following the end of the Preemptive Subscription Period:

(i)	Not to sell for their own account or solicit the sale of shares of BBVA.

(ii)	Not to purchase for their own account put options or to sell for their own account call options over shares of BBVA, whether on organized markets or over the counter.

(iii)	Not to carry out any other transaction for their own account which could have a significant effect on the price of the shares of BBVA.

The foregoing restrictions in the paragraph above shall not apply to transactions entered into by the Joint Bookrunners for the purposes of hedging Joint Bookrunners’ obligations that involve any securities or derivatives that reference indices such as the IBEX 35, DJ EUROSTOXX BANKS, DJ STOXX BANKS, DJ EUROSTOXX 50 and DJ STOXX 50 so long as such hedging activities are limited to transactions involving any securities or derivatives that reference indices in which the weighting of BBVA in such securities or derivatives is equal to or less than 20%.

Without prejudice to the foregoing sentence, the foregoing restrictions above shall not apply to (a) hedging transactions entered into for the purposes of hedging transactions with clients in relation to BBVA shares, (b) proprietary positions on BBVA securities, in each case entered into by the Joint Bookrunners prior to the announcement of the transaction, or (c) any other hedging transactions relating to ordinary course market making or customer facilitation transactions. Furthermore, the Joint Bookrunners will be subject to no limitation on carrying out the restricted transactions for the account of their customers, or on buying BBVA shares for their own account, provided that those transactions are carried out in the ordinary course of their businesses and they comply with the securities market existing regulations on rules of conduct and market abuse.

Each Joint Bookrunner agrees to provide BBVA with such relevant documents as BBVA may reasonably request to comply with requests or requirements that BBVA may receive from relevant regulators in relation to the Capital Increase, subject to each Joint Bookrunner’s legal, regulatory and compliance requirements and restrictions.

7.   INDEMNIFICATION

7.1.  Indemnification by BBVA

BBVA shall indemnify and hold harmless each Joint Bookrunner and their respective directors, officers, employees, agents, controlling shareholders, if any, and affiliates, from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (including reasonable attorneys’ fees and expenses and costs and expenses of investigation) (collectively, “Losses”) incurred or suffered, directly or indirectly, by any such person arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any of the Offering Documents, including the Spanish Prospectus (including any translation thereof), the Registration Statement or any amendment thereof, the Time of Sale Prospectus or the U.S. Prospectus or any amendment or supplement thereto or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

7.2.  Indemnification by the Joint Bookrunners

Each Joint Bookrunner shall severally indemnify and hold harmless BBVA and its directors, officers, employees, agents, controlling shareholders, if any, and affiliates from and against any and all Losses incurred or suffered, directly or indirectly, by any such person arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any of the Offering Documents, including the Spanish Prospectus (including any translation thereof), the Registration Statement or any amendment thereof, the Time of Sale Prospectus or the U.S. Prospectus or any amendment or supplement thereto or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case, in reliance upon, and in conformity with, written information furnished to BBVA by such Joint Bookrunner expressly for use therein, it being understood and agreed that the only such information is that described in Schedule 1 hereto.

The Joint Bookrunners will bear several liability (“mancomunadamente”) for the Losses caused by each of them, as well as by the entities pertaining to their groups, to BBVA in discharge of their respective functions under this Agreement.

7.3.  Contractual liability of the parties

Notwithstanding the above, each party hereto shall be contractually liable for any breach of the representations, warranties, covenants, obligations or undertakings, as applicable, given or made by it in this Agreement.

7.4.  Indemnification procedure

In the event that a party (the “Indemnified Party ”) asserts a claim for indemnification, or receives notice of the assertion of any claim or of the commencement of any action or proceeding by any third party against any of the parties to this Agreement (the “Indemnifying Party ”), for which such party is required to provide indemnification under this Clause 7.4, the Indemnified Party shall promptly notify the Indemnifying Party in writing of the claim or the commencement of that action; provided, however, that the failure to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party, except to the extent that the Indemnifying Party is materially prejudiced in its ability to defend such action.

If any such action shall be brought or asserted against an Indemnified Party and it shall have notified the Indemnifying Party thereof, the Indemnifying Party shall, with the consent of the Indemnified Party (such consent not to be unreasonably withheld) retain counsel reasonably satisfactory to the Indemnified Party (which shall not, without the consent of the Indemnified Party, also be counsel to the Indemnifying Party) to represent the Indemnified Party and any others the Indemnifying Party may designate, acting reasonably, in such action and shall pay the fees and disbursements of such counsel related to such action, as incurred.

The Indemnified Party shall thereafter consult with the Indemnifying Party regarding its conduct of the claim, provided that such Indemnified Party shall not be under any obligation to comply with any requirements of the Indemnifying Party in connection with such conduct.

In any such action, any Indemnified Party shall have the right, regardless of whether the Indemnifying Party has retained counsel pursuant to the foregoing paragraph, to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party, provided, however, that if: (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel; or (ii) the Indemnifying Party shall have failed, within a reasonable time, to retain counsel reasonably satisfactory to the Indemnified Party; or (iii) the Indemnified Party having consented, pursuant to the foregoing paragraph, to being represented by counsel to the Indemnifying Party, the Indemnified Party subsequently concludes, acting reasonably, that there may be legal defenses available to it that are different from, or in addition to, those available to the Indemnifying Party, the fees and expenses of such counsel shall be at the expense of the Indemnifying Party. It is understood that the Indemnifying Party shall not, in respect of the legal fees and expenses of any Indemnified Party in connection with any action or related action in the same jurisdiction, be liable for the fees and expenses of more than one firm in each relevant jurisdiction for all such Indemnified Parties and that all such fees and expenses shall be reimbursed as they are incurred.

No Indemnifying Party shall, without the prior written consent of the Indemnified Parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification could be sought under this Clause (whether or not the Indemnified Parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each Indemnified Party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

The Indemnifying Party shall not be liable for any settlement of the nature contemplated by this Clause effected without its written consent, but if settled with such consent or if there be a judgment for the plaintiff, the Indemnifying Party agrees to indemnify any Indemnified Party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested in compliance with this Agreement that an Indemnifying Party reimburse the Indemnified Party for fees and expenses of legal advisers, such Indemnifying Party agrees that it shall be liable for any settlement effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such Indemnifying Party of such request, (ii) such Indemnifying Party shall have received notice of the terms of such settlement at least 30 days, or any other shorter period as may be required by the relevant court or as may be necessary to effect the settlement, prior to such settlement being entered into, and (iii) such Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement.

The Indemnifying Party shall maintain the confidentiality of any notice delivered pursuant to the foregoing paragraph and shall not disclose the existence or content of such notice except as required by law or by subpoena or court order. If an Indemnifying Party becomes legally compelled to disclose the existence or content of such a notice, whether in whole or in part, such Indemnifying Party shall, to the extent reasonably practicable in such circumstances, notify the Indemnified Party that has issued such notice in writing of such circumstance prior to disclosing such information, so that such Indemnified Party may adopt any measures that it may deem appropriate to protect its rights and such information. If such protective measures or other remedy is not obtained, or such Indemnified Party waives its compliance with the foregoing confidentiality provisions, such Indemnifying Party shall disclose only that portion of such information that is required by law or by subpoena or court order to be furnished and to take all reasonable steps to preserve the confidentiality of such information.

7.5.  Contribution

The provisions of this Clause 7.5 shall apply solely in relation to the United States of America.

If the indemnification provided for in Clause 7 hereof is for any reason unavailable to or insufficient to hold harmless an Indemnified Party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each Indemnifying Party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such Indemnified Party, as incurred:

(i)	in such proportion as is appropriate to reflect the relative benefits received by BBVA on the one hand and the Joint Bookrunners on the other hand from the offering of New Shares; or

(ii)
if the allocation provided by paragraph (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph (i) above but also the relative fault of BBVA on the one hand and of the Joint Bookrunners on the other hand in connection with the statements or omissions, which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by BBVA on the one hand and the Joint Bookrunners on the other hand in connection with the offering of New Shares shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the New Shares pursuant to this Agreement (before deducting expenses) received by BBVA on the one hand and the total commissions and fees received by the Joint Bookrunners on the other hand, bear to the Total Underwriting Price.

The relative fault of BBVA on the one hand and the Joint Bookrunners on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by BBVA on the one hand or by the Joint Bookrunners on the other hand and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Bank and the Joint Bookrunners agree that it would not be just and equitable if contribution pursuant to this Clause 7.5 were determined by pro rata allocation (even if the Joint Bookrunners were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Clause 7.5. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an Indemnified Party and referred to above in this Clause 7.5 shall, without limitations, include any legal or other expenses properly incurred by such Indemnified Party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. For the avoidance of doubt, the legal or other expenses referred to in the immediately preceding sentence are not duplicative of, or in addition to, any expenses with respect to which the Indemnified Party would otherwise have been entitled to reimbursement pursuant to Clause 7.1 or 7.2, as the case may be.

Notwithstanding the provisions of this Clause 7.5, no Joint Bookrunner shall be required to contribute any amount in excess of the amount by which the total price at which the New Shares underwritten by it hereunder and distributed to investors exceeds the amount of any damages which such Joint Bookrunner has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For the purposes of this Clause 7.5, each person, if any, that controls a Joint Bookrunner within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each of an Joint Bookrunner’s affiliates and agents shall have the same rights to contribution as such Joint Bookrunner, and each person, if any, who controls BBVA within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as BBVA. The Joint Bookrunners’ respective obligations to contribute pursuant to this Clause 7.5 are several in proportion their respective Underwriting Commitments.

The provisions of this Clause 7.5 shall not affect or be affected by any other agreement to which BBVA is party with respect to contribution.

7.6.  Default interest

Without prejudice to what is provided in the foregoing paragraphs, if any party to this Agreement delays in honoring its payment obligations, it will be liable to pay the other party default interest, calculated on the basis of the EONIA rate (Euro OverNight Index Average – benchmark rate for the European money market, as agreed and prevailing from time to time, under the sponsorship of the European Banking Federation and the Financial Markets Association for overnight euro deposits, incremented by any tax or surcharge levied or which may in the future be levied on operations of this type, plus the brokerage expenses or any other type of charges applicable thereto), plus two (2) percentage points (Reuters EONIA01).

8.   TERMINATION OF THE UNDERWRITING COMMITMENT

8.1.  Force Majeure

This Agreement may be terminated (i) by decision of BBVA at any time after a non-binding consultation with the Joint Global Coordinators (excluding BBVA JGC) to the extent reasonably practicable, or (ii) by decision of a majority of the Joint Bookrunners in the event that, at any time from the execution hereof and until 9:00 a.m. (Madrid, Spain time), on the trading day following the Closing Date, there shall have occurred (a) any material adverse change, or any development involving a prospective material adverse change, in or affecting the financial condition, earnings, business, operations, prospects or properties of BBVA and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business; (b) a suspension or material limitation in trading in any of BBVA’s securities by the CNMV, the SEC, any Spanish Stock Exchange, the New York Stock Exchange or the London Stock Exchange lasting more than forty eight (48) consecutive hours; (c) a suspension or material limitation of trading in securities generally on any Spanish Stock Exchange, the New York Stock Exchange or the London Stock Exchange, or any setting of minimum or maximum prices for trading on such exchange; (d) a banking moratorium declared by any U.S. federal, New York, United Kingdom or Spanish authorities or a material disruption in clearance or settlement systems in the United States, the United Kingdom or the Kingdom of Spain; (e) a change in taxation in Spain which materially adversely affects the New Shares or the imposition of material exchange controls by the United States or Spain; (f) a material outbreak or escalation of hostilities involving the United States, Spain or the United Kingdom or the declaration by the United States, Spain or the United Kingdom of a national emergency or war, or (g) the occurrence of any material adverse change in the existing financial, political or economic conditions in the United States, Spain or the United Kingdom, where the effect of any such event specified in paragraphs (a) through (g) above in the judgment of the Joint Bookrunners, after non-binding consultation with BBVA, to the extent reasonably practicable, makes it impracticable or inadvisable to proceed with the Capital Increase, or for the delivery of the New Shares on the terms and in the manner contemplated in the U.S. Prospectus.

8.2.  Termination Events

This Agreement may be terminated by decision of a majority of the Joint Bookrunners in the event that at any time from the execution hereof and until 9:00 a.m. (Madrid, Spain time), on the trading day following the Closing Date, there has occurred any material breach of the representations, warranties, covenants, obligations or undertakings given or made by BBVA in this Agreement.

8.3.  Consequences of termination of this Agreement

In the event of termination of the Agreement on the grounds set out in Clause 8.1 or 8.2 above, BBVA shall make such termination public by filing a price-sensitive information notice (hecho relevante) with the CNMV, and the Capital Increase will not be underwritten, the Joint Bookrunners being also released of any prefunding obligation. In this event, the following consequences will occur, depending on the date of termination of the Agreement:

(a)
If the Agreement is terminated on or before 9:00 a.m. (Madrid, Spain time) on the day of publication of the notice of the Capital Increase in the BORME, the Board of Directors (or, by substitution, the Executive Committee or any representative duly appointed by a resolution of the Board of Directors) of BBVA may decide to either withdraw the Capital Increase or, alternatively, to carry on with the Capital Increase on a non-underwritten basis.

(b)
If the Agreement is terminated after 9:00 a.m. (Madrid, Spain time) on the day of publication of the notice of the Capital Increase in the BORME, (i) the respective underwriting obligations of the Joint Bookrunners shall be terminated, (ii) subscription proposals, if any, submitted by qualified institutional investors during the Discretionary Shares Allocation Period, if any, whether or not any New Shares had been allocated to them or by any of the Joint Bookrunners, will be revoked and terminated; provided, however, that the Joint Bookrunners will promptly provide to BBVA the contact details of such qualified institutional investors, in case such qualified institutional investors wish to place subscription proposals for New Shares notwithstanding the termination of the Agreement; (iii) if the amount of New Shares acquired by Shareholders of Record and by Investors in the Preemptive Subscription Period and in the Additional Shares Allocation Period, plus subscription proposals, if any, submitted by qualified investors during the Discretionary Shares Allocation Period, if any, (in the manner provided above), are not sufficient to cover all of the New Shares subject to the Capital Increase, the Board of Directors (or, by substitution, the Executive Committee or any representative duly appointed by a resolution of the Board of Directors) of BBVA will declare the subscription incomplete, and the capital will be increased in the amount of the subscriptions made (and not deemed revoked and terminated by BBVA).

Termination of this Agreement pursuant to Clause 8.1 above shall be without liability of any party to any other party, except for accrued rights arising from this Agreement up to and including such date of termination. In addition, Clauses 5, 7, 9 and 15 shall survive such termination and remain in full force and effect.

Termination of this Agreement pursuant to Clause 8.2 above shall not affect the accrued rights arising from this Agreement up to and including such date of termination. In addition, Clauses 5, 7, 9 and 15 shall survive such termination and remain in full force and effect.

9.   EXPENSES

BBVA and the Joint Bookrunners shall separately and independently bear the expenses each of them incurs in relation to the Capital Increase. Irrespective of whether this Agreement terminates, without prejudice to the above, the following costs and expenses shall in all events be borne by BBVA:

(a)	All expenses related to the “roadshow” directly incurred by BBVA or its employees.

(b)	Printing and distributing the Offering Documents.

(c)	The fees and expenses of notaries and registries arising from execution and registration of the Capital Increase.

(d)
The Capital Transfer Tax and Stamp Duty (Impuesto de Transmisiones Patrimoniales y Actos Jurídicos Documentados), in the Corporate Transactions category (Operaciones Societarias), accrued in respect of the Capital Increase, and any other similar tax or duty in any applicable jurisdiction arising out of or resulting from the issue, delivery or transfer of any New Shares, but excluding any stamp duty (other than which is imposed by Spain) which would not have been payable but for the execution of an instrument of transfer of any New Shares in, or the bringing of any such instrument into, the jurisdiction which imposes such stamp duty where such execution action could be avoided excluding any costs, fines, interest, penalties or interest due to the act or default of the Joint Bookrunner or a purchaser procured by them.

(e)	Advertising campaigns and legal notices.

(f)
All expenses required for inscription, registration and settlement of the Capital Increase, including the fees owed to the Spanish Stock Exchanges and Iberclear and to the CNMV by the intermediaries that execute the Special Transaction.

(g)	Legal advice of BBVA.

In addition, if the Agreement is terminated by BBVA pursuant to Clause 8.1(i) above, BBVA shall pay to the Joint Bookrunners, pro rata in accordance with their respective share of the Total Underwriting Commitment, a termination fee of 0.175% of the Total Underwriting Price within five (5) trading days of any such termination.

10.  TAXES

All payments which must be made by BBVA in respect of any item to the Joint Bookrunners under the Agreement will be subject to the taxes and other requirements of Spanish tax laws in force from time to time. All withholdings and payments on account of Spanish taxes applicable to such payments shall be borne by BBVA, and, therefore, BBVA will increase the amount to be paid to the Joint Bookrunners so that the net amount to receive matches with the one these Joint Bookrunners would have received except for such withholdings or payments on account of taxes, provided that the relevant Joint Bookrunner is resident for tax purposes in a country which has entered into a treaty for the avoidance of double taxation with Spain.

As an exception, BBVA will not bear and, therefore, will not increase the amounts payable to the Joint Bookrunners when the withholdings and payments on account of taxes that BBVA is bound to make in the payments to the Joint Bookrunners considered not-resident in Spain for tax purposes result from the latter not having provided BBVA timely and in due form with the appropriate residence certificate issued by the tax authorities of their country of residence.

If BBVA makes such an increased payment and the Joint Bookrunner subsequently obtains, utilizes and retains a refund of taxes or credit against taxes by reason of BBVA making such a withholding or payment on account, the Joint Bookrunner shall reimburse BBVA the amount of the withholding or payment on account made by the latter.

11.  CONDITION SUBSEQUENT

This contract is subject to the condition subsequent that (i) the Board of Directors of BBVA approves the Capital Increase on November 1, 2010 on the terms described in Recital III above, and (ii) the CNMV registers the Spanish Prospectus by 23:59 hours (Madrid, Spain time) on November 9, 2010.

This Agreement will be terminated and cease to be in force or effect without liability of any party to any other party if (i) the Board of Directors of BBVA shall fail to approve the Capital Increase on November 1, 2010 on the terms described on Recital III above, or (ii) the CNMV shall fail to register the Spanish Prospectus by 23:59 (Madrid, Spain time) on November 9, 2010.

12.  NOTICES

All notices, declarations of intent and other executive acts of any nature provided for in the Agreement may be done by fax or any other written means and will be valid and binding without the need for a special code or keys. For purposes of giving such notices as may be required, the parties hereto designate the addresses set out in Schedule 2.

13.  ENTIRE AGREEMENT

This Agreement sets out the entire agreement between the parties in relation to the subject matter hereof and supersedes any previous agreements, which are hereby rendered null and void.

14.  JURISDICTION

The parties, with express waiver of such other forum as to which they may be entitled, expressly submit to the non-exclusive jurisdiction and competence of the Courts and Tribunals of the city of Madrid to settle any dispute which may arise in the interpretation or performance of the Agreement.

15.  GOVERNING LAW

This Agreement shall be governed and interpreted in accordance with the laws of Spain.

16.  EXECUTION

The parties agree that this Agreement may be executed by means of fax or telefax or tele-transmission on the date first set out above.

For such purpose, BBVA, BBVA JGC and the Agent will sign the signature pages of this Agreement and send the lawyers of the Joint Bookrunners a copy of those pages by fax to the number +34 91 399 6149 or a scanned copy thereof by electronic mail to the address inigo.berricano@linklaters.com. In turn, the Joint Bookrunners will also sign the signature pages and send BBVA’s lawyers a copy of those pages by fax to the number +34 91 537 9984 or a scanned copy thereof by electronic mail to the address l.forcada@grupobbva.com. Once this exchange of signature pages has been verified, the lawyers of the parties, J&A Garrigues S.L.P. for BBVA, and Linklaters S.L.P. for the Joint Bookrunners, will sign every page of the eleven (11) counterparts of the Agreement, one for each party.

The parties agree that the Agreement executed as described above will have full effect on its own terms and serve as proof of the agreements reached between them.

[Remainder of page intentionally left blank; signature pages follow]

BANCO BILBAO VIZCAYA

ARGENTARIA, S.A., as Issuer

By
/s/ Pedro Mª Urresti Laca
Pedro Mª Urresti Laca
Deputy CFO

[Signature Page to Underwriting and Distribution Agreement]

BANCO BILBAO VIZCAYA
ARGENTARIA, S.A., as Agent

By
/s/ Pedro Mª Urresti Laca
Pedro Mª Urresti Laca
Deputy CFO

[Signature Page to Underwriting and Distribution Agreement]

BANCO BILBAO VIZCAYA
ARGENTARIA, S.A., as Joint Global
Coordinator

By
/s/ Pedro Mª Urresti Laca
Pedro Mª Urresti Laca
Deputy CFO

[Signature Page to Underwriting and Distribution Agreement]

MORGAN STANLEY & CO.
INTERNATIONAL PLC, as Joint Global
Coordinator and Joint Bookrunner

By
/s/ John Travis
John Travis
Managing Director

[Signature Page to Underwriting and Distribution Agreement]

GOLDMAN SACHS INTERNATIONAL, as
Joint Global Coordinator and Joint Bookrunner

By
/s/ Olaf Díaz-Pintado
Olaf Díaz-Pintado
Managing Director

[Signature Page to Underwriting and Distribution Agreement]

CITIGROUP GLOBAL MARKETS
LIMITED, as Joint Bookrunner

By
/s/ Luis Esguevillas Lete
Luis Esguevillas Lete
Managing Director

[Signature Page to Underwriting and Distribution Agreement]

CREDIT SUISSE SECURITIES (EUROPE)
LIMITED, as Joint Bookrunner

By
/s/ Enrico Mezan
Enrico Mezan
Director

[Signature Page to Underwriting and Distribution Agreement]

J.P. MORGAN SECURITIES LTD., as Joint
Bookrunner

By
/s/ Manuel Esteve
Manuel Esteve
Managing Director

[Signature Page to Underwriting and Distribution Agreement]

NOMURA INTERNATIONAL PLC, as Joint
Bookrunner

By
/s/ Andrew Lester
Andrew Lester

[Signature Page to Underwriting and Distribution Agreement]

SOCIÉTÉ GÉNÉRALE, as Joint Bookrunner

By
/s/ Luis Vaz Pinto
Luis Vaz Pinto
Global Head of Equity Syndicate

[Signature Page to Underwriting and Distribution Agreement]

UBS LIMITED, as Joint Bookrunner

By
/s/ Philippe Sacerdot
Philippe Sacerdot
Managing Director

UBS LIMITED, as Joint Bookrunner

By
/s/ Roger Scotts
Roger Scotts
Managing Director

[Signature Page to Underwriting and Distribution Agreement]

Schedule 1. Information supplied to BBVA by the Joint Bookrunners for inclusion in the Offering Documents

A.- References to the relevant parts of the U.S. Prospectus:

1.	The names of the Joint Bookrunners on the front and back cover of the Prospectus Supplement as well as in the first paragraph under “Underwriting—Underwriting Commitment.”

2.	The description of the other commitments of the Joint Bookrunners in the Prospectus Supplement under “Underwriting—Other Commitments.”

B.- References to the relevant parts of the Securities Note:

1.	Section 3.3: The name and interests in BBVA, as the case may be, of the Joint Bookrunners as persons involved in the Capital Increase.

2.	Section 5.4.1: The names and registered addresses of the Joint Bookrunners, as well as their respective positions in the underwriting syndicate.

Schedule 2. Addresses for purposes of notices

For the purposes of issuing the notice that are necessary under this Agreement, the parties designate the following addresses:

For BBVA
Attn. Pedro Mª Urresti Laca
Paseo de la Castellana, 81
28046 Madrid
E-mail: pedro.urresti@grupobbva.com

For Morgan Stanley
Morgan Stanley & Co. International plc
25 Cabot Square, Canary Wharf
London E14 4QA
Fax no.: +44 20 7677 7999
Attn. Head of Global Capital Markets

For Goldman Sachs International
Goldman Sachs International
Peterborough Court
133 Fleet Street,
London EC4A 2BB
Fax no.: +44 20 7774 4477
Attn. ECM Syndicate Desk

For Credit Suisse
Credit Suisse Securities (Europe) Limited
One Cabot Square, London E14 4QJ, United Kingdom
Fax no.: +44 20 7888 1600
Attn. The Company Secretary

For Citi
Citigroup Global Markets Limited
Fax no.:+44 (0) 207 986 11 38
E-mail: luis.esguevillaslete@citi.com
Attn. Luis Esguevillas Lete

For JP Morgan
J.P. Morgan Securities Ltd.
10 Aldermanbury, London EC2V 7RF, United Kingdom
Fax no.: +44 207 325 8274
E-mail: greg.chamberlain@jpmorgan.com
Attn.: Equity Syndicate Desk

For Nomura
Nomura International plc
Address: Nomura House, 1 St Martin’s-le-Grand, EC1A 4NP
Fax no.: +44 20 7521 3655
E-mail: andrew.lester@nomura.com
Attn. Legal department

For Société Générale
Tour Société Générale / 17 Cours Valmy
La Défense / 75886 Paris / CEDEX 18
Fax no.: +33 1 42 13 75 15
E-mail: luis.vaz-pinto@sgcib.com
Attn. Luis Vaz Pinto

For UBS
Address: 1 Finsbury Avenue, London EC2M 2PP
Fax no.: +44 20 7567 2364
Attn. Transactions Legal

For BBVA JGC
Attn. Mª Isabel Bermejo Rodríguez.
Via de los Poblados s/n
28033 Madrid
E-mail: isabel.bermejo@grupobbva.com

For the Agent
Attn. Fernando Martín Morales Clara del Rey, 26
28002 Madrid
E-mail: fmartinm@grupobbva.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2010

Banco Bilbao Vizcaya Argentaria, S.A.
By:	/s/ Javier Malagón Navas
Name:	Javier Malagón Navas
Title:	Authorized representative of BBVA